BRIAN A. PEARLMAN ATTORNEY DIRECT DIAL: 954-522-9036 BPEARLMAN@RRA-LAW.COM

September 14, 2009

VIA FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4631 450 Fifth Street, N.W. Washington, DC 20549 Attn: Craig Slivka, Special Counsel

Re:

Divine Skin, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed August 5, 2009

File No. 0-53680

Dear Sir and Madam:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated August 12, 2009.  Each of our responses has been numbered to be consistent with the Comments on the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

COMMENT 1.

We partially reissue comment 2 of our July 13, 2009 letter.  Please provide support for all of your product claims.

Response:

The registration statement has been revised throughout the Products subsection to reference independent studies to support product claims.  In addition, a risk factor has been added to the registration statement as the fifth risk factor, which is also restated with the Products section.  Such risk factor discloses that such independent studies may be subject to challenge or ingredients contained in products may not provide intended results.

Reply To: Las Olas City Centre • 401 East Las Olas Boulevard • Suite 1650 • Fort Lauderdale, Florida 33301 Telephone: (954) 522-3456 • Fax: (954)527-8663

  BOCA RATON • FORT LAUDERDALE • MIAMI • NEW YORK CITY • TALLAHASSEE • WASHINGTON D.C. • WEST PALM BEACH

www.rra-law.com

United  States  Securities and Exchange Commission

September 14, 2009

Item 1.  Business, page 1

COMMENT 2.

We have read your response to comment 5 and the revision made on page 4 in the Manufacturing and Suppliers section.  As you have disclosed in the first paragraph thereunder, you began to formulate certain of your products yourselves in an effort to control quality and reduce costs.  However, we note in the following paragraph your statement that "At present, the Company is dependent upon manufacturers for the production of all of its products." Therefore, please revise accordingly and ensure all such disclosure is consistent throughout your filing.

Response:

The discussion under “Manufacturing and Supplies” has been revised to clarify that the Company currently formulates certain of its products and is dependent on manufacturers for the manufacturing of all of its products.  “Production” refers to manufacturing of products.  “Formulation” refers to the research and development of products.  Additional revisions have been made within “Management Discussions and Analysis” to further clarify that while the Company currently formulates its products, all manufacturing is done by third parties.

Regulation, page 6

COMMENT 3.

Please reconcile the statement on page 6 that you currently believe that your products are not subject to any specific material regulations with the statement on page 1 that "Polaris was founded, to distribute enhanced professional versions of the Company's products that, due to government regulations, can only be sold to physicians and to foreign distributors where local regulations permit consumer distribution."

Response:

The disclosure on page 1 has been revised to eliminate the misstatement relating to government regulation of products distributed through the Company’s Polaris subsidiary.  The Company has branded certain products under the Polaris brand for marketing purposes, and such products are distributed through doctors and foreign distributors.  The Company currently distributes certain products under the Polaris subsidiary for marketing purposes -- not for regulatory purposes.

Note 5.  Other Assets, page F-14

COMMENT 4.

You state that in 2008, the Company advanced funds to related companies to assist in their development of new product lines and distribution channels but that in the first quarter of 2009, both related parties became your wholly owned subsidiaries and accordingly all such advances were eliminated in consolidation.  We note from the March 31, 2009 statement of cash flows that there was a cash receipt of $29,587 from related parties.  If such line item represents activity to/from Sigma Development and Polaris Labs, then please explain to us why this amount exists as of March 31, 2009, and/or was apparently not eliminated in consolidation.

United  States  Securities and Exchange Commission

September 14, 2009

Response:

By reference to Note 5 Other Assets on page F-14, we indicate that the advances made to related parties of $11,521 to Sigma and $18,066 to Polaris, as of December 31, 2008, total to $29,587.  These amounts are reported as assets at December 31, 2008 because the related parties did not become wholly owned subsidiaries until the first quarter of 2009.  At March 31, 2009, these amounts were eliminated in consolidation and reported as $0 in the aforementioned footnote.  The amount reflected on the cash flow statement as “Advances to Related Parties” reflects the change in reported assets between December 31, 2008 and March 31, 2009.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman
FOR THE FIRM

BAP/sm